FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 24, 2005

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGÍA S.A. MERGER APPROVAL

Buenos Aires, January 24, 2005 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE:PZE), controlling of Petrobras Energía S.A. (Buenos Aires: PESA), announces that the Special Shareholders’ Meetings of Petrobras Energía S.A. (PESA), Eg3 S.A. (Eg3), Petrobras Argentina S.A. (PAR) and Petrolera Santa Fe S.R.L. (PSF), held on January 21, 2005 approved the merger process of Eg3, PAR and PSF into PESA, as described in the Preliminary Merger Agreement (“Compromiso Previo de Fusión”) dated November 12, 2004, the most relevant terms of which have been reported in the Press Release of Relevant Fact issued on the same date.

As a result of the merger, PESA, the absorbing company, will absorb Eg3, PAR and PSF, the absorbed companies, which shall be dissolved without liquidation. Petróleo Brasileiro S.A. – Petrobras, owner of a 99.6% interest in Eg3 and a 100% interest in PAR and PSF, all of them through its controlled company Petrobras Participaciones SL , will receive through the latter 230,194,137 new common, Class B shares, of a nominal value of P$1 each and entitled to one vote per share of PESA, representing  22.8% of PESA’s corporate stock.

After registration of the merger with the Board of Trade, interest of Petrobras Energía Participaciones S.A. in PESA will be 75.8%.  Considering its 58.62% interest in Petrobras Energía Participaciones S.A., Petrobras will have a 67.2% indirect interest in PESA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 01/24/2005

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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